NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 30, 2021

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of EMX Royalty Corporation (the "Company") will be held via teleconference on Wednesday, June 30, 2021 at 10:30 a.m. (Vancouver time), for the following purposes (which are further described in the Company's information circular ("Circular") and available on the Company's website at www. https://www.emxroyalty.com and on SEDAR at www.sedar.com):

(i) To receive and consider the Report of the Directors to the Shareholders. See "Particulars of Matters to be Acted Upon - Report of Directors" in the Circular;

(ii) To receive the audited financial statements of the Company for the year ended December 31, 2020 together with the auditor's report thereon. See "Particulars of Matters to be Acted Upon - Financial Statements, Auditor's Report and Management Discussion & Analysis" in the Circular;

(iii) To set the number of directors for the ensuing year at seven. See "Particulars of Matters to be Acted Upon - Set Number of Directors to be Elected" in the Circular;

(iv) To elect directors for the ensuing year. See "Particulars of Matters to be Acted Upon - Election of Directors" in the Circular;

(v) To appoint Davidson & Company LLP as auditor of the Company for the ensuing year and to authorize the directors to approve the remuneration to be paid to the auditor. See "Particulars of Matters to be Acted Upon - Appointment and Remuneration of an Auditor" in the Circular;

(vi) To ratify and approve the Company's Stock Option Plan. See "Particulars of Matters to be Acted Upon - Ratification of Stock Option Plan" in the Circular; and

(vii) To transact such other business as may properly come before the Meeting.

IMPORTANT NOTICE

Shareholders wishing to attend the Meeting, please use the following dial-in numbers as applicable:

North America: 1-877-385-4099 (Toll Free in Canada and United States)

International: +1 403-232-0994 (Connection charges may apply)

*Participant Access Code: 3507562#

The Board of Directors has fixed Monday, May 10, 2021 as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting.

Shareholders are requested to read the Circular and to complete and return the enclosed Proxy (or Voting Instruction Form, a "VIF") in accordance with its instructions. To be valid, all Proxies must be returned to the offices of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. Unregistered Shareholders must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than 10:30 a.m. (Vancouver time) on Monday, June 28, 2021.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

As permitted by the "Notice and Access" provisions of the Canadian securities administrators, the Circular is available on the Company's website at www.EMXRoyalty.com/investors/annual-general-meeting-proxy-materials and under the Company's profile on SEDAR at www.sedar.com and has not been mailed to Shareholders. Shareholders may request, free of charge, a paper copy of the Circular (and the audited financial statements and related management's discussion and analysis for the Company's last financial year and any documents referred to in the Circular) and further information on Notice and Access by contacting the Company as follows:

e-mail: rocio@EMXRoyalty.com	telephone: (+1) 604-688-6390 (collect calls accepted)	fax: (+1) 604-688-1157	mail: Suite 501, 543 Granville Street Vancouver, British Columbia V6C 1X8 Canada

Requests for paper copies of the Circular (and any other related documents) must be received no later than Monday, June 14, 2021 in order for Shareholders to receive paper copies of such documents and return their completed Proxies or VIFs by the deadline for submission of 10:30 a.m. (Vancouver Time) on Monday, June 28, 2021.

DATED at Vancouver, British Columbia this 11th day of May, 2021.

ON BEHALF OF THE BOARD OF DIRECTORS

By: "Rocio Echegaray"

 Rocio Echegaray

Corporate Secretary

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